Exhibit 99.1

NewGenIVF Announces Strategic Investment Agreement with Tech
Veteran Andy Cheung-Led K25.ai, an AI-Powered Live-Streaming
Prediction Market, at US$100 Million Valuation

Initial US$2 million strategic investment values K25.ai at US$100 million pre-money, with option to invest up to
US$10 million if exercised in full; exclusive APAC agency partnership provides NewGenIVF with exposure to AI-
assisted prediction markets, live-streaming engagement and creator-led information markets across permitted
APAC markets

BANGKOK and SINGAPORE – May 21, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGenIVF” or the “Company”), a technology-driven, diversified growth company, today announced that it has entered into a strategic investment agreement with K25.ai, an APAC-focused AI-powered watch-to-predict platform led by Mr. Andy Cheung, former Chief Operating Officer of OKX and former Chief Executive Officer of Groupon Hong Kong.

K25.ai is designed to combine artificial intelligence, live-streaming content, creator communities and prediction-based engagement into a watch-to-predict consumer platform for permitted APAC markets. The strategic relationship is intended to provide NewGenIVF with exposure to an emerging category at the intersection of AI-assisted information markets, live-streaming engagement, creator monetization and localized APAC content.

Under the terms of the agreement, NewGenIVF will make an initial strategic investment of US$2 million in K25.ai at a US$100 million pre-money valuation, subject to the terms of the definitive agreements and applicable closing conditions. NewGenIVF has also received an option to increase its investment to up to US$10 million if exercised in full, subject to the terms of the definitive agreements.

The closing of the investment, any issuance of NewGenIVF ordinary shares and any exercise of the option remain subject to the terms of the definitive agreements, applicable closing conditions, Nasdaq rules, shareholder approval requirements, if applicable, and other applicable legal and regulatory requirements.

K25.ai: AI-Powered Live-Streaming Prediction Markets

K25.ai is building a new consumer layer for prediction markets by combining real-time content, creator communities, AI-assisted event generation and prediction-based engagement. The platform is designed to allow users in permitted markets to watch live content, follow creators, participate in community discussions and engage with prediction events linked to sports, esports, entertainment, creator challenges, cultural events and other APAC-relevant moments.

K25.ai’s AI layer is intended to support the prediction-market lifecycle, including event discovery, market generation, live-content understanding, data extraction, outcome monitoring and resolution workflows. This model is designed to help creators, communities and event owners launch timely prediction events around live content, while transforming live streaming from passive viewing into a more interactive information market.

Exclusive APAC Agency Partnership

NewGenIVF will enter into an exclusive agency agreement to support the promotion and commercial development of K25.ai in Thailand, Singapore, Japan and other permitted APAC markets, excluding Mainland China, Hong Kong, Macau and other restricted jurisdictions. Under the arrangement, NewGenIVF is expected to earn commission based on gross profit generated from customers it introduces or directly services, creating a potential commercial revenue channel while leveraging the Company’s regional network and commercial relationships.

K25.ai’s products and services will only be made available where legally permitted and, where required, subject to applicable licensing, registration, regulatory approvals or exemptions.

Board Nomination

In connection with the strategic relationship, K25.ai will nominate three independent non-executive director candidates for consideration by NewGenIVF’s board, subject to applicable Nasdaq independence, eligibility, corporate governance, board approval and other legal requirements. Following any such appointments, NewGenIVF expects its board to expand from five to eight directors.

Leadership of K25.ai

K25.ai is led by Mr. Andy Cheung, a veteran technology and digital asset executive with experience scaling platforms across Web3, fintech, consumer internet and digital advertising. Mr. Cheung previously served as Chief Operating Officer of OKX, where he helped build and scale one of the world’s leading digital asset exchanges. He also served as Chief Executive Officer of Groupon Hong Kong and as Head of Hong Kong of iClick Interactive Asia Group Limited, a digital marketing technology company formerly listed on Nasdaq under the ticker ICLK and now operating as Amber International Holding Limited under the ticker AMBR. He was also previously an Independent Director of Prenetics Global Limited, a Nasdaq-listed health sciences company under the ticker PRE.

Strategic Rationale and Market Context

NewGenIVF believes K25.ai is positioned at the intersection of several high-growth themes: AI-powered information markets, live streaming and creator monetization, watch-to-predict audience engagement, AI-assisted event generation and resolution workflows, and localized APAC content and community participation. NewGenIVF believes the investment and agency partnership provide strategic exposure to an emerging category in APAC, where localized prediction-based engagement remains meaningfully underserved compared with larger global markets.

For market-context purposes only, based on selected publicly reported valuation references for larger global prediction-market companies and K25.ai management’s internal analysis, K25.ai’s US$100 million pre-money valuation represents approximately 0.27% of those selected reported valuation references. This comparison is not a forecast, target valuation, investment return expectation or representation that K25.ai is comparable to, or will achieve outcomes similar to, any other company. The selected references may involve companies with different jurisdictions, business models, regulatory status, operating history, financial condition, user base and market dynamics.

Management Commentary

“This strategic investment provides NewGenIVF with exposure to the convergence of AI, live streaming, creator monetization and prediction-based information markets,” said Mr. Alfred Siu Wing Fung, Founder, Chairman and Chief Executive Officer of NewGenIVF. “K25.ai’s AI-powered watch-to-predict model creates a differentiated way for audiences to engage with live content in permitted APAC markets. The exclusive agency partnership is designed to create commercial opportunities through our regional network, while the investment provides exposure to the long-term development of this emerging category.”

“We are pleased to welcome NewGenIVF as a strategic shareholder and APAC commercial partner,” said Mr. Andy Cheung, Founder of K25.ai. “K25.ai is being built for a new generation of interactive markets, where AI can help convert live content, creator moments and community attention into real-time prediction events. By combining AI-assisted market generation, live streaming, creator-led distribution and localized APAC content, we believe K25.ai can help define the next generation of watch-to-predict information markets in permitted markets.”

Geographic Restrictions

K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions. K25.ai intends to operate in accordance with applicable laws and regulations in the markets where it is made available. K25.ai’s products and services will only be launched or made available in jurisdictions where such activities are legally permitted and, where applicable, subject to required licensing, registration, regulatory approvals or exemptions.

About NewGenIVF Group Limited

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional growth company pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through “NewGenProperty,” focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital,” focused on digital asset and DeFi solutions; and “NewGenSup,” focused on health and longevity products and solutions. NewGenIVF’s legacy business involves IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. The information contained on, or accessible through, NewGenIVF’s website is not incorporated by reference into this press release and should not be considered part of this press release.

About K25.ai

K25.ai is an APAC-focused AI-powered live-streaming and watch-to-predict platform. The platform combines real-time content, creator communities, AI-assisted event generation and prediction markets to transform live streaming from passive viewing into an interactive information market. Through K25.ai, users in permitted markets can watch live content, follow creators, participate in community discussions and engage with prediction events linked to real-world outcomes, sports, esports, entertainment, creator challenges and culturally relevant APAC events. K25.ai uses AI-assisted tools to support event creation, content analysis, data extraction, outcome monitoring and resolution workflows. K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “outlook,” “would,” “may,” “potential,” and similar statements. Without limiting the generality of the foregoing, forward-looking statements in this press release include, but are not limited to, statements regarding: the strategic investment by the Company in K25.ai, including the entry into and execution of definitive agreements, the anticipated completion of closing, and the satisfaction of closing conditions; the option to invest up to an additional approximately US$10 million; statements concerning any issuance of NewGenIVF shares; the exclusive APAC agency partnership, including the scope of permitted markets, the commercial terms, the commission economics and the expected revenue opportunity from customers introduced or serviced by the Company; board nomination rights; the commercial development of K25.ai; the AI-native watch-to-predict model, live streaming engagement, creator monetization, AI-assisted event generation and resolution workflows; market opportunity, including statements that K25.ai addresses a “meaningfully underserved market opportunity” and statements characterizing the partnership as exposure to “high-growth themes” at the intersection of AI, live streaming, creator monetization and prediction-based information markets; valuation references, including the US$100 million pre-money valuation, which reflects a negotiated valuation between the parties and is not based on any independent valuation, fairness opinion or third-party analysis; geographic restrictions and the ability of K25.ai to offer its services in permitted APAC markets; statements about the Company being a “tech-forward,” “diversified,” “multi-jurisdictional” and/or “high-growth” entity and statements regarding its ability to drive “sustainable growth” and “high ROI” across real estate development, digital asset management and reproductive health solutions; statements regarding the Company’s NewGenProperty, NewGenDigital and NewGenSup business divisions and the Company’s positioning to capitalize on the convergence of real estate, healthcare and digital asset opportunities; and expectations regarding future growth and performance.

These forward-looking statements are based on current expectations, estimates, projections and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, market conditions, regulatory developments (including evolving regulation of prediction-based products, online gaming, digital assets and AI-enabled services in APAC jurisdictions), competition, execution risk, user and creator adoption, platform engagement, liquidity and financing risks, Nasdaq compliance requirements, the ability to satisfy closing conditions, the ability to complete or implement definitive documentation, the risk that definitive agreements may not be entered into on the terms reflected in the binding term sheet or at all, the ability to exercise the option on expected terms or at all, the ability to obtain any required licensing, registration, regulatory approvals or exemptions, the risk that K25.ai or the Company may be unable to offer or commercialize prediction-based products in one or more APAC jurisdictions, the risk that the agency partnership may not generate the level of commissions or revenue currently anticipated by the parties, the risk that K25.ai’s valuation may not be realized and may decline, including in subsequent financing rounds, the risk that any K25.ai-nominated director candidates may not satisfy applicable independence requirements, and the risk that the Company’s broader business strategy across real estate development, digital asset management and reproductive health solutions may not deliver the “sustainable growth” or “high ROI” described in this press release, geographic restrictions and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

NewGen Investor Relations Contact
ICR, LLC

Robin Yang

Phone: +1 (212) 537-3847

Email: NewgenivfIR@icrinc.com

K25.ai Media Contact
media@k25.ai

K25.ai Investor Relations Contact
ir@k25.ai

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